NightFood Holdings, Inc.

85 Parkview Road

Elmsford, New York 10523

888-888-6444

March 21, 2014

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

NightFood Holdings, Inc.

Registration Statement Form S-1 – Acceleration Request

File No. 333-193347

Dear Sirs and/or Madam:

This letter serves as our request, in accordance with Rule 461, for acceleration of the effectiveness of the above-referenced Registration Statement (filed pursuant to Form S-1) to March 24, 2014 at 4:00 p.m., or as soon thereafter as practicable.  We advise you, in connection with Rule 460, that no preliminary prospectuses have been distributed.

In that respect and in furtherance of our Acceleration Request, we herewith acknowledge that:

•

Should the Commission or the staff, acting pursuant to delegated authority, declare our filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring our filing effective, does not relieve NightFood Holdings, Inc. from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

NightFood Holdings, Inc. may not assert staff comments and the Declaration of Effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

NightFood Holdings, Inc.

/s/ Sean Folkson

____________________________________

Sean Folkson, President